                                                      OMB APPROVAL
                           UNITED STATES              OMB Number: 3235-0145
                SECURITIES AND EXCHANGE COMMISSION    Expires:  October 31, 1994
                      WASHINGTON, D.C.  20549          Estimated average burden
                                                      hours per form . .  14.90



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                            JONES INTERCABLE, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   480206101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               December 20, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.          480206101                                  PAGE 2 OF 7 PAGES

1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jones Spacelink, Ltd.
      I.R.S. Identification No. 84-0835095


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)  /  /

                                                               (b) /  /
3     SEC USE ONLY


4     SOURCE OF FUNDS*
      N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Jones Spacelink, Ltd., a Colorado corporation. Principal business and address: Cable television; 9697 E. Mineral Avenue, Englewood, Colorado 80112.

                                    7     SOLE VOTING POWER
           NUMBER OF
             SHARES                            0
          BENEFICIALLY
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                           0
             PERSON
              WITH                  9     SOLE DISPOSITIVE POWER
                                               0

                                    10    SHARED DISPOSITIVE POWER
                                               0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0

14      TYPE OF REPORTING PERSON*
                       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER

                 The class of equity securities to which this statement relates to is the Common Stock, $.01 par value per share, of Jones Intercable, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.          IDENTITY AND BACKGROUND:

                 The names of the reporting persons filing this statement are:

                 1. Jones Spacelink, Ltd., a Colorado corporation ("Spacelink"). Mr. Glenn R. Jones is the Chairman of the Board of Directors and Chief Executive Officer of Spacelink. As of December 20, 1994, Spacelink is in the process of dissolving and liquidating pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between the Company and Spacelink (the "Reorganization Agreement").

                 2. Jones International, Ltd., a Colorado corporation ("International"), and certain of its subsidiaries. Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

                 3. Glenn R. Jones, an individual residing in the State of Colorado. Mr. Jones' principal occupation is a cable television executive.

                 The foregoing reporting persons are hereinafter collectively referred to as the "Jones Entities". The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of the Jones Entities are set forth on Schedules A and B attached hereto. The address of the principal business office for each of the Jones Entities is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

                 During the last five years, none of the Jones Entities, nor any other person controlling any of the Jones Entities, nor, to the best of the Jones Entities knowledge, any of the persons listed on the attached Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 N/A

ITEM 4.          PURPOSE OF TRANSACTION

                 Spacelink disposed of all of its shares of Common Stock of the Company pursuant to the Reorganization Agreement. See Item 2.1.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 The Jones Entities believe that as of December 20, 1994, there were outstanding 5,113,021 shares of Common Stock.

                 (a)      Amount Beneficially Owned:

                 The Jones Entities own an aggregate of 2,878,151 shares of Common Stock, representing 56.29%, as follows:

                          Number of
                          shares of         Number of
                           Common           Shares of
                            Stock             Common
                            owned           Stock owned            Percent
       Name                Directly         Indirectly           of Ownership
       ----                --------         ----------          -------------
Glenn R. Jones*               0               2,878,151**          56.29%

International*                0               2,878,151**          56.29%

Spacelink                     0                         0             0


*For purposes of Rule 13d-3, Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International and certain its subsidiaries. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Common Stock owned by certain of its subsidiaries.

**Includes ownership of shares held by certain of International's subsidiaries.

                 Except for Mr. Jones, at December 20, 1994, no director or executive officer of any of the Jones Entities beneficially owned shares of Common Stock. As a result of the Reorganization Agreement, certain of the directors and executive officers of the Jones Entities will beneficially own shares of Common Stock. See Item 6.

                 (b)      Voting Power and Disposition Power of the Common
Stock:

                                                             Sole Power to        Shared Power to
                     Sole Power to       Shared Power to     Dispose or to        Dispose or to
                     Vote or to Direct   Vote or to Direct   Direct the           Direct the
Name of Entity       the Vote            the Vote            Disposition          Disposition
- --------------       --------            --------            -----------          -----------
Glenn R. Jones          0                  2,878,151             0                  2,878,151

International           0                  2,878,151             0                  2,878,151

Spacelink               0                   0                    0                    0



                 (c) The following transactions in the Common Stock have been effected during the last 60 days as follows (see Item 6 also):

                          (i) Mr. Jones purchased 57,000 shares of Common Stock on the open market in November 1994.

                          (ii) On December 6, 1994, Mr. Jones exercised a stock option to purchase 200,000 shares of Common Stock at an exercise price of $6.125 per share.

                          (iii) As a result of the Reorganization Agreement, Mr. Jones and International acquired 2,393,382 shares of the Common Stock being reported herein.

                          (iv) Except as stated above, no transactions in the Common Stock have been effected during the last 60 days by any other person controlling the Jones Entities, or to the best of the Jones Entities' knowledge, any of the persons named in the attached Schedules hereto.

                 (d)      Not applicable.

                 (e) The date on which Spacelink ceased to be the beneficial owner of more than five percent of the Common Stock was December 20, 1994.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 20, 1994, pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between the Company and Spacelink (the "Reorganization Agreement"), the Company acquired substantially all of the assets of Spacelink (other than certain shares of Common Stock owned by Spacelink) and assumed all of the liabilities of Spacelink in exchange for 3,900,000 shares of the Company's Class A Common Stock. Spacelink then distributed all of the shares of the Company held by it (consisting of the 3,900,000 shares of Class A Common Stock and 2,859,240 shares of Common Stock) to the Spacelink shareholders in connection with its dissolution.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between the Company and Spacelink is hereby incorporated by reference from the the Company's Current Report on Form 8-K, electronically filed on June 6, 1994, and the amendment to said agreement is hereby incorporated by reference from Amendment No. 2 to Form S-4 Registration Statement and Proxy Statement of the Company filed with the Securities and Exchange Commission (Commission File No. 1-9953 and Registration No. 33-54527).

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1994

                                    /s/ Glenn R. Jones
                                    Glenn R. Jones


                                    JONES INTERNATIONAL, LTD.


                                    By:  /s/ Glenn R. Jones
                                         Glenn R. Jones
                                         President


                                    JONES SPACELINK, LTD.


                                    By:  /s/ Elizabeth M. Steele
                                         Elizabeth M. Steele
                                         Vice President

                                  SCHEDULE A


                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                             JONES SPACELINK, LTD.


         The name and title(s) of each of the directors and executive officers of Jones Spacelink, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and Colorado, respectively.


      Name                                                   Title(s)
      ----                                                   --------
Glenn R. Jones                                   Chairman of the Board and
                                                 Chief Executive Officer

Gregory J. Liptak                                President & Director

Ruth E. Warren                                   Vice President/Operations

Elizabeth M. Steele                              Vice President and Secretary

Nancy Anderson                                   Vice President/Pay-Per-View

Jay B. Lewis                                     Treasurer and Controller

Carl E. Vogel                                    Director
Chief Operating Officer
Ecosphere
90 Inverness Circle East
Englewood, CO  80112

Timothy J. Burke                                 Director

Richard Henderson                                Director
Chief Executive Officer,
President and Director
HSC, Inc.
345 Kekuanaoa Street
Hilo, HI  96720
Citizenship:  Hawaii

John C. Amman                                    Director
Private Investor and
Business Consultant
1050 Seventeenth Street
Suite 1750
Denver, CO  80265

                                   SCHEDULE B


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES INTERNATIONAL, LTD.


         The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and Colorado, respectively.


      Name                                                Title(s)
      ----                                                --------
Glenn R. Jones                                   Chairman of the Board, Chief
                                                 Executive Officer and
                                                 President

Gregory J. Liptak                                Group President

Patrick J. Lombardi                              Group Vice President/Finance and
                                                 Director

Robert S. Zinn                                   Vice President/Legal Affairs

Elizabeth M. Steele                              Secretary

Christine Jones Marocco                          Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028
Citizenship:  New York

                                                                    APPENDIX A


                                                    OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    OMB Number:   3235-0145
                     WASHINGTON, D.C.  20549        Expires:  September 30, 1988



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)


                            JONES INTERCABLE, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   480206 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

               Charles P. Northrop Esq., 9697 E. Mineral Ave.,
                     Englewood, CO  80112 (303) 792-3111
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                March 25, 1987
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.       480206 10 1                                PAGE 2 OF 8 PAGES

1     NAME OF REPORTING PERSON
      S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jones Spacelink, Ltd.
      I.R.S. Identification No. 84-0835095

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  /  /

                                                                (b) /  /

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Jones Spacelink, Ltd., a Colorado corporation; Principal business and address: Cable television; 9697 East Mineral Ave., Englewood, CO 80112

                                    7     SOLE VOTING POWER
           NUMBER OF                      2,859,240 shares of Common Stock
             SHARES
          BENEFICIALLY
            OWNED BY                8     SHARED VOTING POWER
              EACH
           REPORTING                      None
             PERSON
              WITH
                                    9     SOLE DISPOSITIVE POWER
                                          2,859,240 shares of Common Stock

                                    10    SHARED DISPOSITIVE POWER
                                          None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,240 shares of Common Stock

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /
        55% of Common Stock

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14      TYPE OF REPORTING PERSON*
        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

                 This statement relates to the Common Stock, par value $.01 per share of Jones Intercable, Inc., a Colorado corporation ("Intercable"). The address of Intercable's principal executive offices is 9697 East Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.  Identity and Background.

         I.      (a)      Name:  Jones Spacelink, Ltd. ("Spacelink")
                 (b)      State of Incorporation:  Colorado
                 (c)      Principal Business:  Owning, operating and managing
                          cable television systems and satellite master antenna
                          television systems throughout the United States.
                 (d)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (e)      Criminal Convictions:  None
                 (f)      Civil Proceedings Involving Violations of Securities
                          Laws:  None

         II.     (a)      Name:  Jones International, Ltd. ("International")
                 (b)      State of Incorporation:  Colorado
                 (c)      Principal Occupation:  Non-public holding company
                          owning equity interests in several companies in the
                          cable television and master antenna television
                          industries and in related industries, such as
                          computers, telecommunications and electronics.  Mr.
                          Glenn R. Jones owns all of the outstanding capital
                          stock of International.
                 (d)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (e)      Criminal Convictions:  None
                 (f)      Civil Proceedings Involving Violations of Securities
                          Laws:  None

         III.    (a)      Name:  Glenn R. Jones ("Jones")
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Chairman of the Board of
                          Directors, Chief Executive Officer and President of
                          Intercable. He is also Chairman of the Board of Directors of Spacelink, International and various subsidiaries of Intercable or of International, including The Jones Group, Ltd., Data Transmission,
                          Inc., International Aviation, Ltd., Colorado

                          Intercable, Inc., Evergreen Intercable, Inc., Jones Capital Markets, Inc., Jones Futura Foundation, Ltd., Jones Futurex, Inc., Jones Information Management, Inc., Jones Properties, Inc., Jones Tri-City Intercable, Inc., and Sky Merchant, Inc. All of the above-mentioned corporations are Colorado corporations and all have their principal offices at 9697 East Mineral Avenue, Englewood, Colorado 80112.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         IV.     (a)      Name:  Bruce A. Armstrong
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Chief Executive Officer,
                          President and Director of Spacelink.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         V.      (a)      Name:  John K. Ostermiller
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Executive Vice President of
                          Spacelink
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         VI.     (a)      Name:  David B. Rhodes
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Vice President/Finance and
                          Treasurer of Spacelink
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         VII.    (a)      Name:  Charles P. Northrop
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Secretary and Director of
                          Spacelink. He is also Vice President/General Counsel and Secretary of International and Intercable. Mr.
                          Northrop also is a Director of Intercable.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         VIII.   (a)      Name:  Kevin P. Coyle
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Director of Spacelink.  He is
                          also Senior Vice President/Financial Services
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         IX.     (a)      Name:  Timothy J. Burke
                 (b)      Business Address:        9697 East Mineral Avenue
                                                   Englewood, Colorado  80112
                 (c)      Principal Occupation:  Director of Spacelink.  He is
                          also Senior Vice President/Taxation of Intercable.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

         X.      (a)      Name:  J. Rodney Dyer
                 (b)      Business Address:      5550 Wilshire Boulevard
                                                 Los Angeles, California  90046
                 (c)      Principal Occupation:  Director of Spacelink.  He is
                          also President and sole shareholder of Dyer/Kahn, Inc.
                 (d)      Criminal Convictions:  None
                 (e)      Civil Proceedings Involving Violations of Securities
                          Laws:  None
                 (f)      Citizenship:  USA

ITEM 3.  Source and Amount of Funds or Other Consideration.

                 The securities for which this Schedule is being filed were acquired pursuant to an Agreement, dated as of March 25, 1987, between International and Spacelink (the "Agreement").

                 Pursuant to the Agreement, Spacelink will issue and sell to International 41,659,263 shares of its Class A Common Stock, $.01 par value per share, free and clear of all security interests, liens, pledges, encumbrances and rights of other persons, in exchange for 2,859,240 shares of Common Stock of Intercable and 6,000 shares of Common Stock, no par value per share, of The Jones Group, Ltd., all of which shares are owned directly by International. No funds or other consideration will be used in the transaction.

ITEM 4.  Purpose of Transaction.

                 The acquisition of securities of Intercable and The Jones Group, Ltd. by Spacelink will enhance its ability to obtain financing essential for its continued growth enabling it to acquire additional cable television and SMATV systems.

                 The pro-forma effect of these acquisitions as of November 30, 1986, would increase total assets of Spacelink from slightly over $5,000,000 to approximately $308,000,000. Shareholders' investment would increase from approximately $2,600,000 to approximately $17,400,000. Net income for the year ended May 31, 1986, would increase from a net loss to over $3,000,000, and would increase from a net loss to over $1,400,000 for the six months ended November 30, 1986.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Spacelink now owns 2,859,240 (approximately 55%) of the outstanding shares of Common Stock of Intercable. International now owns 86,487 (approximately 2%) of the outstanding shares of Common Stock of Intercable. Glenn R. Jones owns all of the outstanding shares of International and may be deemed to be the beneficial owner of all shares of Intercable's stock owned by International.

         (b) Spacelink now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 2,859,240 shares of Common Stock of Intercable. Spacelink does not now have the shared power to dispose of or to direct the disposition of any shares of Common Stock of Intercable.

                 International now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 86,487 shares of Stock. International does not now have the shared power to vote or to direct the disposition of any shares of Stock.

                 Glenn R. Jones now has the sole power to vote or to direct the vote and sole power to dispose of, or to direct the disposition of 86,487 shares of Stock. Glenn R. Jones does not now have the shared power to vote or to direct the vote, or shared power to dispose of or to direct the disposition of any shares of Stock.

         (c) See Item 3 of this Schedule for a description of transactions in the Stock effected during the past sixty (60) days by the persons named in paragraph (a) of this Item 5.

         (d)     None.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Pursuant to the terms of the Articles of Incorporation of Intercable, each share of Class A Common Stock is entitled to one-tenth of a vote per share and each share of Common Stock is entitled to one vote per share. In addition, holders of Common Stock elect 75 percent of the Board of Directors. Spacelink, through its ownership of 55 percent of the shares of Common Stock, controls the Intercable Board of Directors and (as to matters not requiring class voting) casts approximately 48 percent of all votes cast on matters submitted to shareholders.

                 Pursuant to the Jones Intercable, Inc. Incentive Stock Option and Stock Appreciation Rights Plan, the following individuals have been granted options to purchase Class A Common Stock of Intercable:

                                Date of            Number            Exercise Price
Name                            Grant              of Shares         Per Share
- ----                            -----              ---------         ---------
Timothy J. Burke                8/9/83                 1,250             $ 5.875
                                1/2/86                 7,500               7.6875
Charles P. Northrop             1/2/86                25,000               7.6875

                 Pursuant to the Jones Intercable, Inc. Non-qualified Stock Option Plan, the following individuals have been granted options to purchase Class A Common Stock of Intercable:

                                Date of            Number                    Exercise Price
Name                            Grant              of Shares                 Per Share
- ----                            -----              ---------                 ---------
Glenn R. Jones                  8/9/83               50,000                  $ 5.875
Bruce A. Armstrong              1/2/87               11,650                  11.25
Charles P. Northrop             1/2/87                2,411                  11.25

                 On July 14, 1986, Glenn R. Jones was granted an option to purchase 100,000 shares of Common Stock at $12.875 per share.

                 Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, other than Glenn Jones' relationship with International as a Director, President and its sole shareholder.

ITEM 7.  Material to be Filed as Exhibits.

                 1) Copy of the Agreement relating to the acquisition of Issuer control.

                 2) Two Incentive Stock Option and Stock Appreciation Rights Plan Agreements for Timothy J. Burke dated August 9, 1983 and January 2, 1986.

                 3) Incentive Stock Option and Stock Appreciation Rights Plan Agreement for Charles P. Northrop dated January 2, 1986.

                 4) Non-qualified Stock Option Agreement for Glenn R. Jones dated August 9, 1983.

                 5)       Two Non-qualified Stock Option Agreements for Bruce
A. Armstrong both dated January 2, 1987.

                 6)       Stock Option Agreement for Glenn R. Jones dated July
14, 1986.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 1987.

                                        JONES SPACELINK, LTD.


                                        By:    /s/ Charles P. Northrop
                                               Charles P. Northrop
                                               Secretary